December 11, 2015

617-526-6000 (t)

617-526-6000 (f)

www.wilmerhale.com

Confidential Submission by EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Spring Bank Pharmaceuticals, Inc.
Confidential Draft Registration Statement on Form S-1
Filed August 3, 2015
CIK No. 0001566373

Ladies and Gentleman:

On behalf of Spring Bank Pharmaceuticals, Inc. (the “Company”), submitted herewith on a confidential basis is Amendment No. 1 (“Amendment No. 1”) to the Confidential Draft Registration Statement referenced above (the “Registration Statement”).

Amendment No. 1 is being submitted in response to comments contained in a letter, dated August 28, 2015 (the “Letter”), from Jeffrey P. Reidler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jonathan P. Freve, the Company’s Chief Financial Officer. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Cover page

1.	Please reconcile the cover page discussion with the information presented in the plan of distribution section, i.e. that the offering is self-underwritten. In addition, please expand the discussion here and in the plan of distribution section to address whether there is a minimum offering amount that is required to be sold, escrow arrangements, return of subscriptions, and whether expenses will be deducted from these subscriptions.

United States Securities and Exchange Commission

December 11, 2015

Response: In response to the Staff’s comment, the Company has updated the Registration Statement to reflect that the offering will be conducted as a firm commitment underwritten public offering and has added an Underwriting section beginning on page 150 of Amendment No. 1.

Our Product Candidates, page 4

2.	We note your disclosure here and throughout your prospectus that you intend to initiate Phase 2 studies for SB 9200 in the RSV and HBV indications. Please revise the pipeline chart and related disclosure to indicate, if true, that there have been no separate Phase 1 trials dedicated to RSV and HBV. To the extent that you plan to use data from completed Phase 1 trials of HCV to advance the product candidate for these separate indications into Phase 2 trials, please ensure that the table and related disclosure accurately reflects this information.

Response: In response to the Staff’s comment, the Company has added disclosure below the pipeline chart on page 3 and revised the disclosure on page 88 of Amendment No. 1.

Implications of Being an Emerging Growth Company, page 5

3.	Please revise your disclosure in this section to indicate your decision to opt out of the extended transition period available under the JOBS Act to comply with new or revised accounting standards and to note that such determination is irrevocable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 53 and 75 of Amendment No. 1.

“The therapeutic efficacy of SB 9200 is unproven in humans…, “ page 15

4.	Please expand the discussion to state where and when the Phase I trial was conducted.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 89 of Amendment No. 1 to indicate where and when the Phase 1 trial was conducted.

United States Securities and Exchange Commission

December 11, 2015

Use of Proceeds, page 50

5.	If the distribution is not an all or none offering, please revise the discussion to indicate how the proceeds will be allocated under various scenarios, e.g. 25%, 50%, etc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 1.

Market Making, page 53

6.	Please expand the discussion to state whether you have applied for NASDAQ listing and, if not, when you intend to apply.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 141, 151 and 152 of Amendment No. 1 to reflect that it has applied for NASDAQ listing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Determination of the Fair Value of Common Stock, page 62

7.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company acknowledges that the Staff may have additional comments on its accounting for equity issuances including stock compensation and beneficial conversion features. Once the Company has an estimated offering price range, it will provide the Staff with an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the offering and the estimated offering price.

Business, page 69

8.	We note that you have filed a license agreement with Migenix, Inc. as an exhibit to the registration statement. In an appropriately titled subsection, please disclose the material terms of this agreement. In your description of this agreement, you should specifically identify:

•	Nature and scope of intellectual property transferred;

•	Each parties rights and obligations;

United States Securities and Exchange Commission

December 11, 2015

•	Duration of agreement and royalty term;

•	Termination provisions;

•	Investment features or share purchases;

•	Payment provisions which may include the following:

¡	Up-front or execution payments received or paid

¡	Aggregate amounts paid or received to date under agreement;

¡	Aggregate future potential milestone payments to be paid or received

¡	Royalty rates

¡	Profit or revenue-sharing provisions

Response: The Company acknowledges that it will need to disclose the material terms of the license agreement in the Registration Statement and file the license agreement as an exhibit to the Registration Statement. The Company notes that it is currently in discussions with the licensor regarding an amendment to the license agreement and will provide such disclosure and file the agreement once the amendment is finalized.

SB 9200, page 73

9.	We note your disclosure on page 73 that there was no improvement in antiviral response in the 900 mg dose of SB 9200. However, on page 74 you state that you believe your Phase 1 study has shown proof of concept. Please explain what it means to show proof of concept and address the results observed in the 900 mg dose.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 1 to clarify that it did not observe an increase in peak drop in viral load in the patients in the 900 mg dose cohort as compared to the patients in the 400 mg dose cohort. The Company did, however, see a drop in viral load in patients in the 900 mg dose cohort. As a result, the Company does not consider this finding to be an adverse finding of the trial. The Company also revised the reference to proof of concept. The Company now states that the trial demonstrated proof of principle of the mechanisms of action of SB 9200 and references the basis (oral bioavailability, safety, antiviral activity and biomarker data) for that conclusion.

Patents and Proprietary Rights, page 79

10.	We note your disclosure regarding your patents and patent application. With respect to the portion of your patent portfolio relevant to each of your significant development programs, please clearly disclose:

United States Securities and Exchange Commission

December 11, 2015

•	Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed); and

•	contested proceedings and/or third-party claims over any of your patents or patent applications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 97 and 98 of Amendment No. 1 to indicate the patents and patent applications that it owns or licenses with respect to its two principal programs – SB 9200 for HBV and SB 9200 for RSV. The Company is not aware of any contested proceeding and/or third-party claims that cover any of the patents or patent applications it owns or licenses.

Management, page 94

11.	Please expand the discussion to address Mr. Jensen’s intention to leave the company and your plan to fill this vacancy. In addition, please consider adding a risk factor relating to the possible loss of your president and chief executive officer.

Response: Since the filing of the Registration Statement, Mr. Jensen left the Company, and the Company hired a new chief executive officer, Martin Driscoll.

12.	Please provide a more complete five-year biographical sketch for Mr. Eichler, including all employment and positions held during the past five years, without gaps or ambiguities as to time.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 119 and 120 of Amendment No. 1 to address the biography of Mr. Eichler.

Proposed Restated Certificate of Incorporation and Restated Bylaw Provisions, page 108

13.	Please expand the discussion to include your choice of forum provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 143 of Amendment No. 1.

Other

14.	Please note the registration statement should also be signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which he signs the registration statement.

United States Securities and Exchange Commission

December 11, 2015

Response: In response to the Staff’s comment, the Company has revised page II-7 of Amendment No. 1 (the signature page to the Registration Statement).

15.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: In response to the Staff’s comment, the Company has filed additional exhibits with this submission and acknowledges the need to file the other outstanding exhibits as soon as practicable.

16.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: Other than as included in Amendment No. 1, the Company does not currently intend to include any additional graphics, maps, photographs and related captions or other artwork including logos. If the Company determines to include any additional graphics, maps, photographs and related captions or other artwork including logos in the prospectus, the Company will promptly provide such material to the Staff on a supplemental basis for review prior to its inclusion in any preliminary prospectus distributed to prospective investors.

17.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company confirms that it will provide to the Staff on a supplemental basis all of the written materials that it presents to potential investors in reliance on Section 5(d) of the Securities Act. Such materials will only be made available for viewing by investors during the Company’s presentations.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

United States Securities and Exchange Commission

December 11, 2015

Very truly yours,

/s/ Stuart M. Falber
Stuart M. Falber

cc:	Rolf Sundwall, United States Securities and Exchange Commission
Bryan Pitko, United States Securities and Exchange Commission
Alla Berenshteyn, United States Securities and Exchange Commission
John Krug, United States Securities and Exchange Commission
Mark Brunhofer, United States Securities and Exchange Commission
Martin Driscoll, Spring Bank Pharmaceuticals, Inc.
Jonathan Freve, Spring Bank Pharmaceuticals, Inc.